EXHIBIT 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Nine Months Ended September 30
	2010	2009

.
FIXED CHARGES
Interest expense	$159.1	$229.3
Portion of rentals deemed interest	9.1	14.8

TOTAL FIXED CHARGES	$168.2	$244.1

EARNINGS
Income before taxes	$421.4	$81.3
Fixed charges	168.2	244.1

EARNINGS AS DEFINED	$589.6	$325.4

RATIO OF EARNINGS TO FIXED CHARGES	3.51X	1.33X